Exhibit 99.1
Shinhan Financial Group made a stock purchase agreement for the acquisition of Neoplux Co., Ltd.

On August 20, 2020, Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”) announced that the stock purchase agreement has been made with Doosan Corporation, the majority owner of Neoplux Co., Ltd. (“Neoplux”), on August 20, 2020. The key details of the agreement are as follows:

•	Total number of shares to be acquired: 24,413,230 common shares of Neoplux (96.77% of the total shares as of June 30, 2020)

•	Purchase price: ~~W~~ 73,000,000,000 (0.17% of Shinhan Financial Group’s total equity as of fiscal year end 2019)

•	Method of acquisition: Cash acquisition

•	Contract counterparty: Doosan Corporation

•	Expected date of acquisition: September 29, 2020

•	Purpose of acquisition: For participation in management

•	Key financial data of Neoplux:

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Other considerations:

- “Purchase price” of the above agreement may be changed in due course.

- Shinhan Financial Group plans to file for a regulatory approval with Financial Services Commission after the acquisition.

※	This voluntary disclosure is prepared to provide Shinhan Financial Group’s recent business development.